UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Fording Canadian Coal Trust

(Name of Issuer)

Units

(Title of Class of Securities)

345425102

(CUSIP Number)

Roger Barton

5650 Yonge Street, 5th Floor

Toronto, Ontario M2M 4H5

(416) 730-5321

Jeffrey D. Karpf

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications)

February 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 345425102	13D/A	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ontario Teachers' Pension Plan Board

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

	7	SOLE VOTING POWER
		0
		See Item 5.
NUMBER OF SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		21,178,306
EACH REPORTING		See Item 5.
PERSON
WITH	9	SOLE DISPOSITIVE POWER
		0
		See Item 5.

	10	SHARED DISPOSITIVE POWER
		21,178,306
		See Item 5.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,178,306 See Item 5.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% See Item 5.

14	TYPE OF REPORTING PERSON EP

CUSIP No. 345425102	13D/A	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Golden Apple Income Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

	7	SOLE VOTING POWER
		0
		See Item 5.
NUMBER OF SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		21,178,306
EACH REPORTING		See Item 5.
PERSON
WITH	9	SOLE DISPOSITIVE POWER
		0
		See Item 5.

	10	SHARED DISPOSITIVE POWER
		21,178,306
		See Item 5.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,178,306 See Item 5.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% See Item 5.

14	TYPE OF REPORTING PERSON CO

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"), Ontario Teachers' Pension Plan Board ("Teachers") and Golden Apple Income Inc. ("Golden Apple") hereby make this statement (this "Statement") to amend their Schedule 13D dated March 10, 2003 as amended by Amendment No. 1 dated October 20, 2003, by Amendment No. 2 dated April 19, 2004, by Amendment No. 3 dated December 16, 2004, by Amendment No. 4 dated February 18, 2005, by Amendment No. 5 dated April 5, 2005, by Amendment No. 6 dated May 16, 2005, by Amendment No. 7 dated June 20, 2005 and by Amendment No. 8 dated September 21, 2005 (as amended, the "Schedule 13D") relating to the units (the "Units") of Fording Canadian Coal Trust (the "Trust"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning respectively ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety by the following:

(a) This Statement is being filed by Teachers and Golden Apple.

(b) - (c) Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of Teachers is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5.

Golden Apple is an Ontario, Canada corporation, the principal business of which is to make investments that are authorized for pension plans under the laws of the Province of Ontario, Canada. The principal office and business address of Golden Apple is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5. Golden Apple is a wholly-owned subsidiary of Teachers.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers and Golden Apple is set forth on Schedules A and B attached hereto, respectively, and is incorporated herein by reference.

(d) Neither Teachers or Golden Apple nor, to the best of Teachers' or Golden Apple's knowledge, any of the entities or persons identified in this Item 2 and Schedules A and B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Teachers or Golden Apple nor, to the best of Teachers' or Golden Apple's knowledge, any of the entities or persons identified in this Item 2 and Schedules A and B has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the directors and the executive officers of Teachers and Golden Apple listed on Schedules A and B is a citizen of Canada.

Item 5. Interest in Securities of the Issuer.

Item 5(a) - (b) is hereby amended and restated in its entirety by the following:

(a) - (b) As of the date of this Statement, Golden Apple directly beneficially owns 21,178,306 Units, representing approximately 14.4% of the Units outstanding. The total number of outstanding Units is 146,990,973, based on information provided by the Trust. Golden Apple, as a wholly-owned subsidiary of Teachers, may be deemed to share voting and dispositive power with Teachers with respect to all of the Units it beneficially owns.

As of the date of this Statement, Teachers may be deemed to indirectly beneficially own (and to share voting and dispositive power with respect to) all of the Units beneficially owned by its wholly-owned subsidiary Golden Apple, or 21,178,306 Units, representing approximately 14.4% of the Units outstanding.

As of the date of this Statement, Robert Bertram, Executive Vice President, Investments of Teachers, as well as President and Director of Golden Apple ("Mr. Bertram"), beneficially owns 249 Units. Teachers and Golden Apple disclaim beneficial ownership of any securities of the Trust beneficially owned by Mr. Bertram. Mr. Bertram disclaims beneficial ownership of any securities of the Trust beneficially owned by Teachers and Golden Apple.

As of the date of this Statement, Rosemarie McClean, Senior Vice President, Member Services of Teachers ("Ms. McClean"), beneficially owns 700 Units. Teachers and Golden Apple disclaim beneficial ownership of any securities of the Trust beneficially owned by Ms. McClean. Ms. McClean disclaims beneficial ownership of any securities of the Trust beneficially owned by Teachers and Golden Apple.

As of the date of this Statement, Helen Kearns, Director of Teachers (“Ms. Kearns”), beneficially owns 357 Units. Teachers and Golden Apple disclaim beneficial ownership of any securities of the Trust beneficially owned by Ms. Kearns. Ms. Kearns disclaims beneficial ownership of any securities of the Trust beneficially owned by Teachers and Golden Apple.

Except as described above, none of Teachers or Golden Apple nor, to the best of Teachers' and Golden Apple's knowledge, any of the persons listed in Schedules A and B, beneficially owns any Units.

Item 5(c) is hereby amended and restated in its entirety by the following:

(c) Neither Teachers or Golden Apple nor, to the best of Teachers' or Golden Apple's knowledge, any of the persons listed in Schedules A and B, effected any transactions with respect to the Units in the past sixty days other than the following transactions effected on either the Toronto Stock Exchange (the “TSX”) or the New York Stock Exchange (the “NYSE”):

By Ms. McClean
				Price per
Date of	Number of	Purchase (P)	Price	Unit	Currency	Transaction
Transaction	Units	or Sale (S)	Per Unit	Net of Comm		Effected
						Through
27-Jan-06	800	S	47.61	47.59	CAD	TSX
By Golden Apple
See Schedule C.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 2, 2006

ONTARIO TEACHERS' PENSION PLAN

BOARD, an Ontario, Canada corporation

By: /s/ Roger Barton
Name :   Roger Barton
Title:      Vice President,
                 General Counsel & Secretary

GOLDEN APPLE INCOME INC.,

an Ontario, Canada corporation

       By: /s/ Robert Bertram
        Name :   Robert Bertram
                Title:      Director and President

SCHEDULE A

Directors, Executive Officers and Controlling Persons of Teachers.

------------------------------------	------------------------------------------	--------------------------------------
Name	Residence or Business Address	Principal Occupation or Employment
------------------------------------	------------------------------------------	--------------------------------------
Robin Korthals	Royal Trust Tower	Chair, Teachers
(Chairperson)	Toronto Dominion Centre
77 King Street West, Suite 4545
Toronto, ON M5K 1K2
------------------------------------	------------------------------------------	--------------------------------------
Helen Kearns	71 Hudson Drive	President and CEO, Kearns Capital Ltd.
(Director)	Toronto, ON M4T 2K2
------------------------------------	------------------------------------------	--------------------------------------
J. Douglas Grant	257 Rosedale Heights Drive	Chairperson, Sceptre Investment
(Director)	Toronto, ON M4T 1C7	Counsel Limited
------------------------------------	------------------------------------------	--------------------------------------
Guy Matte	7083 Notre-Dame	Former Executive Director of the
(Director)	Orleans, ON K1C 1J1	Association des enseignantes et des
enseignants franco-ontariens
------------------------------------	------------------------------------------	--------------------------------------
Eileen Mercier	Finvoy Management Inc.	President, Finvoy Management Inc.
(Director)	77 Strathallan Blvd.
Toronto, ON M5N 1S8
------------------------------------	------------------------------------------	--------------------------------------
Thomas O'Neill	33 Geraldine Court	Former Chairperson, PwC Consulting
(Director)	Don Mills, ON M3A 1N2
------------------------------------	------------------------------------------	--------------------------------------
Raymond Koskie	161 Beechwood Ave.	Founding Partner, Koskie Minsky LLP
(Director)	Toronto, ON M2L 1J9
------------------------------------	------------------------------------------	--------------------------------------
Carol Stephenson	University of Western Ontario	Dean, Richard Ivey School of Business
(Director)	1151 Richmond St. N.
London, ON N6A 3K7
------------------------------------	------------------------------------------	--------------------------------------
Roger Barton	5650 Yonge Street, 5th Floor	Vice-President, General Counsel &
	Toronto, ON M2M 4H5	Secretary of Teachers
------------------------------------	------------------------------------------	--------------------------------------
Robert Bertram	5650 Yonge Street, 5th Floor	Executive Vice-President,
	Toronto, ON M2M 4H5	Investments of Teachers
------------------------------------	------------------------------------------	--------------------------------------
John Brennan	5650 Yonge Street, 5th Floor	Vice-President, Human Resources &
	Toronto, ON M2M 4H5	Public Affairs of Teachers
------------------------------------	------------------------------------------	--------------------------------------
Russ Bruch	5650 Yonge Street, 5th Floor	Vice-President, Investment Operations &
	Toronto, ON M2M 4H5	Chief Information Officer of Teachers
------------------------------------	------------------------------------------	--------------------------------------
Zev Frishman	5650 Yonge Street, 5th Floor	Vice-President, Structured
	Toronto, ON M2M 4H5	Portfolios & External Managers of
Teachers
------------------------------------	------------------------------------------	--------------------------------------
Brian Gibson	5650 Yonge Street, 5th Floor	Senior Vice-President, Public
	Toronto, ON M2M 4H5	Equities of Teachers
------------------------------------	------------------------------------------	--------------------------------------
Wayne Kozun	5650 Yonge Street, 5th Floor	Vice-President, Tactical Asset Allocation
	Toronto, ON M2M 4H5	of Teachers
------------------------------------	------------------------------------------	--------------------------------------
Claude Lamoureux	5650 Yonge Street, 5th Floor	President and Chief Executive
	Toronto, ON M2M 4H5	Officer of Teachers
------------------------------------	------------------------------------------	--------------------------------------
Jim Leech	5650 Yonge Street, 5th Floor	Senior Vice-President, Teachers'
	Toronto, ON M2M 4H5	Private Capital of Teachers
------------------------------------	------------------------------------------	--------------------------------------
Ron Lepin	5650 Yonge Street, 5th Floor	Vice-President Infrastructure of
	Toronto, ON M2M 4H5	Teachers
------------------------------------	------------------------------------------	--------------------------------------
Peter Maher	5650 Yonge Street, 5th Floor	Vice-President Audit Services of
	Toronto, ON M2M 4H5	Teachers
------------------------------------	------------------------------------------	--------------------------------------
Rosemarie McClean	5650 Yonge Street, 5th Floor	Senior Vice-President Member Services of
	Toronto, ON M2M 4H5	Teachers
------------------------------------	------------------------------------------	--------------------------------------
David McGraw	5650 Yonge Street, 5th Floor	Vice-President & Chief Financial Officer
	Toronto, ON M2M 4H5	of Teachers
------------------------------------	------------------------------------------	--------------------------------------
Dean Metcalf	5650 Yonge Street, 5th Floor	Vice-President, Teachers' Private
	Toronto, ON M2M 4H5	Capital of Teachers
------------------------------------	------------------------------------------	--------------------------------------
Ron Mock	5650 Yonge Street, 5th Floor	Vice-President Alternative
	Toronto, ON M2M 4H5	Investments of Teachers
------------------------------------	------------------------------------------	--------------------------------------
Phil Nichols	5650 Yonge Street, 5th Floor	Vice-President Information Services
	Toronto, ON M2M 4H5	of Teachers
------------------------------------	------------------------------------------	--------------------------------------
Neil Petroff	5650 Yonge Street, 5th Floor	Senior Vice-President, Tactical Asset Allocation
	Toronto, ON M2M 4H5	& Alternative Investments of Teachers
------------------------------------	------------------------------------------	--------------------------------------
Sean Rogister	5650 Yonge Street, 5th Floor	Senior Vice-President Fixed Income
	Toronto, ON M2M 4H5	of Teachers
------------------------------------	------------------------------------------	--------------------------------------
Lee Sienna	5650 Yonge Street, 5th Floor	Vice President, Teachers' Private
	Toronto, ON M2M 4H5	Capital of Teachers
------------------------------------	------------------------------------------	--------------------------------------
Rosemary Zigrossi	5650 Yonge Street, 5th Floor	Vice-President Venture Capital of
	Toronto, ON M2M 4H5	Teachers
------------------------------------	------------------------------------------	--------------------------------------
Barb Zvan	5650 Yonge Street, 5th Floor	Vice-President, Asset Mix & Risk
	Toronto, ON M2M 4H5	of Teachers
------------------------------------	------------------------------------------	--------------------------------------
Dan Houle	5650 Yonge Street, 5th Floor	Vice-President, Business Solutions Investment I&T
	Toronto, ON M2M 4H5	of Teachers

SCHEDULE B

Directors, Executive Officers and Controlling Persons of Golden Apple.

	Residence or	Principal Occupation or
Name	Business Address	Employment
----	----------------	----------

Robert Bertram	5650 Yonge Street	Executive Vice President,
(Director & President)	5th Floor	Investments of Teachers
Toronto, Ontario
M2M 4H5

Roger Barton	5650 Yonge Street	Vice President, General
(Director & Secretary)	5th Floor	Counsel and Secretary of
	Toronto, Ontario	Teachers
M2M 4H5

Brian Gibson	5650 Yonge Street	Senior Vice President,
(Director & Vice President)	5th Floor	Public Equities of
	Toronto, Ontario	Teachers
M2M 4H5

Claude Lamoureux	5650 Yonge Street	President and Chief Executive
(Vice President)	5th Floor	Officer of Teachers
Toronto, Ontario
M2M 4H5

SCHEDULE C
Transactions with respect to the Units in the past sixty days by Golden Apple.
				Price per
Date of	Number of	Purchase (P)	Price	Unit	Currency	Transaction
Transaction	Units	or Sale (S)	Per Unit	Net of Comm		Effected
						Through
1-Feb-06	1,000	S	45.06	45.03	CAD	TSX
1-Feb-06	500	S	45.08	45.05	CAD	TSX
1-Feb-06	200	S	45.16	45.13	CAD	TSX
1-Feb-06	13,200	S	45.01	44.98	CAD	TSX
1-Feb-06	200	S	45.17	45.14	CAD	TSX
1-Feb-06	800	S	45.23	45.20	CAD	TSX
1-Feb-06	100	S	45.40	45.37	CAD	TSX
1-Feb-06	100	S	45.44	45.41	CAD	TSX
1-Feb-06	2,300	S	45.21	45.18	CAD	TSX
1-Feb-06	500	S	45.45	45.42	CAD	TSX
1-Feb-06	200	S	45.62	45.59	CAD	TSX
1-Feb-06	100	S	45.64	45.61	CAD	TSX
1-Feb-06	100	S	45.65	45.62	CAD	TSX
1-Feb-06	15,100	S	45.60	45.57	CAD	TSX
1-Feb-06	2,500	S	45.70	45.67	CAD	TSX
1-Feb-06	700	S	45.72	45.69	CAD	TSX
1-Feb-06	1,600	S	45.75	45.72	CAD	TSX
1-Feb-06	100	S	45.77	45.74	CAD	TSX
1-Feb-06	1,000	S	45.71	45.68	CAD	TSX
1-Feb-06	200	S	45.80	45.77	CAD	TSX
1-Feb-06	1,200	S	45.92	45.89	CAD	TSX
1-Feb-06	1,100	S	45.93	45.90	CAD	TSX
1-Feb-06	5,600	S	45.90	45.87	CAD	TSX
1-Feb-06	500	S	45.94	45.91	CAD	TSX
1-Feb-06	4,450,000	S	45.00	44.97	CAD	TSX
1-Feb-06	800	S	45.01	44.98	CAD	TSX
1-Feb-06	300	S	45.90	45.87	CAD	TSX

	-------------
	4,500,000
	= = = = = =